UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025 (Report No. 2)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On May 20, 2025, Swvl Holdings Corp (“Swvl”) issued a press release titled: “Swvl Launches Luxury Travel Vertical, Unlocking High-Margin Growth Potential Across Its Operating Markets and Secures First Revenue in the UAE.” A copy of this press release is furnished herewith as Exhibit 99.1.

The first four paragraphs and the section titled “Forward Looking Statements” in the press release are incorporated by reference into Swvl’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release titled: “Swvl Launches Luxury Travel Vertical, Unlocking High-Margin Growth Potential Across Its Operating Markets and Secures First Revenue in the UAE.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: May 20, 2025	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer